# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRAVELZOO, CIK 0001133311
CUSIP: 89421Q205
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 590 MADISON AVENUE, 590 MADISON AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001096906-24-002009
Filed by CIK 0001665159

## Reporting persons
- Ocho Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andris Upitis: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: TRAVELZOO
Address of issuer's principal executive offices: 590 MADISON AVENUE, 590 MADISON AVENUE, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing:
(1) Ocho Investments LLC, with respect to the shares of Common Stock directly held by it; and

(2) Andris Upitis, as the sole manager and member of Ocho Investments LLC, with respect to the shares of Common Stock held by Ocho Investments LLC.
Address of principal business office or, if none, residence: 1401 Lavaca St, PMB 40912, Austin, TX 78701
Citizenship:
(1) Ocho Investments LLC is a Delaware limited liability company.

(2) Andris Upitis is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ocho Investments LLC: /s/ Andris Upitis, Manager (02/13/2026)
- Andris Upitis: /s/ Andris Upitis, Manager (02/13/2026)